NEWS RELEASE July 20, 2006 NR-06-18

ENERGY METALS RECEIVES NI 43-101 REPORT ON MOORE RANCH URANIUM
PROJECT, CAMPBELL COUNTY, WYOMING

Vancouver, British Columbia, July 20, 2006: The Board of Directors of Energy Metals Corporation (TSX: EMC) is pleased to announce that the Company has completed a National Instrument 43-101 Technical Report that addresses uranium mineral resources for the Company’s Moore Ranch Uranium Project located in Campbell County, Wyoming. The Mineral Resource Report estimates measured mineral resources totaling 5,879,632 pounds of uranium (U3O8) that are contained in 2,950,306 tons at an average grade of 0.10 %eU3O8 and an additional 89,000 pounds of uranium (U3O8), contained in 43,600 tons, at an average grade of 0.102 %eU3O8 as inferred mineral resources on the property.

Data available for the preparation of this report is historic data developed by Conoco Minerals, the previous owners of the property. EMC has not yet conducted its own exploration of the property. Conoco conducted extensive drilling on the lands currently held by EMC including the delineation of 3 areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property. Drill intercept and location data was available for 2,240 of the approximately 2,500 drill holes. Mineral resource estimates are based on radiometric equivalent uranium grade as measured by the geophysical logs and verified by core drilling and chemical analyses.

The mineralization in the former planned pit area is closely drilled, approximately fifty foot centers. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trend the mineral resource estimate meets the criteria as measured mineral resources under the CIM Standards on Mineral Resources and Reserves. Drilling in the area of inferred mineral resources, the Iberlin lease was completed at wider spacing from 50 to 400 foot centers.

The Moore Ranch Uranium Project, Mineral Resource Report dated June 27, 2006 is authored by Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101. The author has more than thirty years experience in uranium exploration, mining, and mine/mill reclamation and was employed by Union Carbide during the late 1970’s and early 1980’s, working on the property during portions of the drilling programs of the early 1980’s.

Methodology and Mineral Resource Estimation

Mineralization on the Moore Ranch Uranium Project is typical of the Wyoming Sandstone Roll-Front. Measurement of the uranium concentrations in the drill holes was calculated from calibrated natural gamma geophysical logs. In the Mineral Resource Report uranium grade is expressed as weight percent, eU3O8 means radiometric equivalent U3O8 , and GT is the grade thickness product. Radiometric equilibrium was assumed based upon a detailed evaluation of data from the 130 core holes and some 5,431 assayed samples completed by Flour Mining and Metals Inc. on behalf of Conoco in 1980. A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed based on available data from test mining conducted by Conoco.

The Mineral Resource Report addresses mineralization within a single sandstone horizon in the Wasatch Formation. Individual intercepts were combined to represent the GT for each hole in that horizon. Some drill holes contained mineralization outside this horizon but were not included in the mineral resource estimate. The location of the mineralized zone in each drill hole was taken to be the top of the mineralization. Once the data was reduced the location of the oxidation/reduction boundary was interpreted, as well as, the 0.5, 0.25 and 0.1 GT limits. The data was contoured and the area measured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; and the results summed.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current ISR operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated measured and inferred mineral resources.

Measured Mineral Resources:

GT minimum	Pounds %eU3O8	Tons	Average Grade %eU3O8
0.10	6,276,131	3,116,628	0.101
0.25	5,879,632	2,950,306	0.100
0.50	5,237,319	2,531,078	0.103

Inferred Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade eU3O8
0.25	89,000	43,600	0.102

Data Verification

The radiometric drill data was posted on 1”=50’ drill maps and included collar elevation, depth to the top of the mineralized intercept, thickness of mineralization, grade of mineralization, and depth of hole. Data entry was checked and confirmed. Drill hole locations were digitized from 1”=50’ drill maps to create a coordinate listings and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was spot checked by the author for available logs. Geophysical log interpretation followed standard methods.

The data for this project was being developed by a well-financed major US company, Conoco Minerals, intent on developing the property as a production center. The ore reserve report available for the property was commissioned and completed by a recognized and reputable independent consulting firm, Fluor Mining and Metals, Inc. Metallurgical testing was commissioned and completed by a recognized and reputable independent consulting firm, Hazen Research Inc. The data is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

Cutoff Grades

A minimum cutoff grade of 0.02%eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

Continuity of Mineralization

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Moore Ranch data are typical of Wyoming Sandstone Roll-Front mineralization.

Adjacent Properties

Mineralization is present on adjacent properties. Within a 15 miles radius of Moore Ranch EMC holds mineral rights to over 16,000 acres. These lands are within the Pumpkin Buttes District and have the potential for mineralization in the Wasatch Formation. Some of these properties are within or adjacent to areas of known mineralization and/or past production. The Moore Ranch Uranium Project is located within the Pumpkin Buttes Mining District which was the first commercial uranium production district in Wyoming. Uranium was first discovered in the Pumpkin Buttes in 1951. Intermittent production from some 55 small mines through 1967 produced 36,737 tons of ore containing 208,143 pounds of uranium (Breckenridge, Glass, Root, and Wendell, 1974). This early mining focused on shallow oxidized ores exploited by small open pit mines. The ore was generally transported to the Atomic Energy Commission (AEC) buying station in Edgemont, South Dakota. Modern mining in the district has focused on deeper reduced ores. Cogema’s Christensen Ranch and Irrigary Ranch insitu recovery (ISR) uranium mining areas and processing facilities are located within the Pumpkin Buttes district, approximately 20 air miles from Moore Ranch. These mines have completed successful ISR mining and aquifer restoration in the Wasatch Formation, the same host formation as found at Moore Ranch.

National Instrument 43-101 Disclosure

The technical content in this news release has been read and approved by the author of the Mineral Resource Report on the Moore Ranch Uranium Project, Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101.

Energy Metals Corporation

Energy Metals Corporation is a Canadian listed company involved in developing resources to power the 21st century. The Company has adopted a corporate strategy to focus on the acquisition and development of uranium assets in politically favorable and mining-friendly jurisdictions within the United States to take advantage of the continuing growth in the U.S. and worldwide of demand for electrical energy. This increasing consumption is occurring at a time when uranium mine supplies are dwindling and inventories are being depleted.

The Company is targeting advanced uranium prospective properties in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming. It utilizes water wells and oxygen-fortified groundwater to mine the uranium in place. Energy Metals Corporation is also actively advancing other conventional mining and ISR opportunities for uranium properties in the States of Utah, Colorado, Nevada, Oregon, South Dakota and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: 604-684-9007
Bill Sheriff, Corporate Development, Director: 972-333-2214
Ran Davidson, Corporate Communication: 604-697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Quincy’s or Energy Metal’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the companies’ operations. These and other risks are described in each company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.gov.